ING LIFE INSURANCE AND ANNUITY COMPANY
and its Variable Annuity Account C

State University of New York
Defined Contribution Retirement Plans

Supplement dated December 11, 2007 to your current Contract Prospectus and Statement of Additional Information, each dated April 30, 2007, as amended

This supplement updates and amends certain information contained in your variable annuity Contract Prospectus and Statement of Additional Information (SAI) and replaces the prior supplement dated October 3, 2007 in its entirety. Please read it carefully and keep it with your current Contract Prospectus and SAI for future reference.

Effective upon the approval of the group contract holder, which is expected to be on or about February 15, 2007, a new voluntary 403(b) contract will be available to receive voluntary 403(b) salary deferrals under the State University of New York ("SUNY") voluntary 403(b) plan. In addition, effective upon the approval of the group contract holder, which is expected to be on or about February 15, 2007, the mortality and expense charge for all contracts described in the Contract Prospectus will be lowered, and two new subaccounts will be made available for investment under all contracts.

I. Lower Mortality and Expense Risk Charges (Effective upon the approval of the group contract holder, which expected to be on or about February 15, 2007)

A. The following replaces the Separate Account Annual Expense table of the "Fee Table" section on page 6 of your Contract Prospectus:

Separate Account Annual Expenses (as a percentage of average account value)	ING VP Money Market Portfolio Subaccount	ING GET U.S. Core Portfolio Subaccount	All Other Fund/ Portfolio Subaccounts
Mortality and Expense Risk Charge	0.10%	0.70%	0.70%
Administrative Expense Charge	0.25%	0.25%	0.25%
ING GET Fund Guarantee Charge[2]	N/A	0.25%	N/A
Total Separate Account Annual Expenses	0.35%	1.20%	0.95%

[2] The ING GET Fund Guarantee Charge is deducted daily during the guarantee period only from amounts allocated to the ING GET U.S. Core Portfolio investment option. See "Investment Options-ING GET U.S. Core Portfolio" on page 9 of your Contract Prospectus and "Fees-ING GET U.S. Core Portfolio Guarantee Charge" on page 19 of your Contract Prospectus for a description of the ING GET Fund Guarantee Charge. No series of the ING GET U.S. Core Portfolio is currently available for investment under the contract.

These are the separate account annual charges that you will pay during the accumulation phase. For the fees and charges that may apply after you begin receiving payments under the contract, see "The Income Phase" on page 26 of your Contract Prospectus.

B. The following hypothetical examples replace the Hypothetical Examples found in the "Fee Table" section on page 7 of your Contract Prospectus:

Hypothetical Examples

The following Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include the separate account annual expenses applicable to the particular fund, and fund fees and expenses. These examples assume you are not invested in the voluntary 403(b) contract and therefore do not have an early withdrawal charge.

<u>*Example 1:*</u> The following Example assumes that you invest $10,000 in the contract for the time periods indicated. The Example also assumes that your investment has a 5.0% return each year and assumes the **maximum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years	5 Years	10 Years
$232	$715	$1,225	$2,626

<u>*Example 2:*</u> The following Example assumes that you invest $10,000 in the contract for the time periods indicated. The Example also assumes that your investment has a 5.0% return each year and assumes the **minimum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years	5 Years	10 Years
$107	$334	$579	$1,283

C. The following replaces the first three paragraphs of the "Mortality and Expense Risk Charge" discussion under the "Fees Deducted from the Subaccounts" subsection of the "Fees" section on page 16 of your Contract Prospectus (the Administrative Expense Charge of 0.25% remains unchanged):

Mortality and Expense Risk Charge

Amount. The mortality and expense risk charge during the accumulation phase is the following percentage on an annual basis of your account value invested in the subaccounts.

ING VP Money Market Portfolio Subaccount	0.10%
All Other Fund/Portfolio Subaccounts	0.70%

During the income phase, the mortality and expense risk charge is 1.25% on an annual basis of your account value invested in the subaccounts.

II. New Investment Options

A. Effective upon the approval of the group contract holder, which is expected to be on or about February 15, 2007, the following investment options may be available under your contract:

Evergreen Special Values Fund – Class A
ING Van Kampen Comstock Portfolio – S Class

The Evergreen Special Values Fund is available to the general public. See section II.C., II.D., and III.M. of this supplement for more information.

The minimum total annual fund operating expenses shown in the Contract Prospectus will not change with the addition of these funds. Therefore, there is no further change to the minimum hypothetical examples shown in section I.B. of this supplement, above.

The maximum total annual fund operating expenses shown in the Contract Prospectus has changed to 1.34%. Therefore, the maximum total annual fund operating expenses shown in the Contract Prospectus is hereby deleted and replaced with the maximum hypothetical examples shown in section I.B. of this supplement, above.

B. The following adds information to Appendix III - Fund Descriptions beginning on page 43 of your Contract Prospectus:

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
Evergreen Equity Trust – Evergreen Special Values Fund	Evergreen Investment Management Company, LLC	Seeks to provide growth of capital.
ING Partners Inc. – ING Van Kampen Comstock Portfolio	Directed Services LLC **Subadviser:** Van Kampen	Seeks capital growth and income.

C. The following section is added to the "Investment Options" section on page 9 of your Contract Prospectus:

Public Funds. The Evergreen Special Values Fund, which the subaccount buys for variable annuity contracts, is also available to the general public.

See "Taxation of Voluntary 403(b) Contracts" for a discussion of investing in one of the public funds under a 403(b) annuity contract.

D. The following replaces the last paragraph of the "Additional Risks of Investing in the Funds (Mixed and Shared Funding)" subsection of the "Investment Options" section on page 11 of your Contract Prospectus:

Possible Conflicts of Interest. With respect to the insurance-dedicated funds and the public funds, it is possible that a conflict of interest may arise due to mixed and shared funding, a change in law affecting the operations of variable annuity separate accounts, differences in the voting instructions of the contract holder and others maintaining a voting interest in the funds, or some other reason. Such a conflict could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each insurance-dedicated fund's board of directors or trustees will monitor events in order to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken to address such conflicts. With respect to both the public funds and the insurance-dedicated funds, in the event of a conflict, the Company will take any steps necessary to protect contract holders and annuitants maintaining a voting interest in the funds, including the withdrawal of Variable Annuity Account C from participation in the funds that are involved in the conflict.

III. New Voluntary 403(b) Contract (Effective upon the approval of the group contract holder, which is expected to be on or about February 15, 2007)

A. The Fixed Account is added as a fixed investment option available under the voluntary 403(b) contract only. Information about the Fixed Account can be found in Appendix A to this supplement. The Fixed Plus Account described in Appendix II on page 41 of your Contract Prospectus is not available under the voluntary 403(b) contract.

B. The following replaces the "Contracts Available for Purchase" subsection of the "Contract Purchase or Participation" section on page 13 of your Contract Prospectus:

Contracts Available for Purchase. The contracts available for purchase are group flexible premium deferred variable and fixed annuity contracts that the Company offers in connection with retirement plans under Tax Code Section 403(b), 401(a) and 414(h). They are designed to fund the State University of New York (SUNY) defined contribution retirement plan (the SUNY Plan), to accept transfers of amounts made to the predecessor program which is qualified under Section 403(b) of the Tax Code, and to accept transfers and ongoing salary deferral contributions to the SUNY voluntary 403(b) program.

There are three group deferred variable and fixed annuity contracts:

1) The rollover contract for transferred assets from the predecessor Section 403(b) optional retirement program (the "rollover contract");
2) The modal contract for ongoing contributions and transferred assets made to the SUNY Plan, a plan qualified under sections 401(a) and 414(h) of the Tax Code (the "401(a) contract"); and
3) The modal contract for ongoing salary deferral contributions and transferred assets to the SUNY voluntary 403(b) plan (the "voluntary 403(b) contract").

When considering whether to purchase or participate in the contract, you should consult with your financial representative about your financial goals, investment time horizon and risk tolerance.

C. *The following replaces the "Contract Holder" definition under the "Who's Who" subsection of the "Contract Overview" section on page 4 of your Contract Prospectus:*

Contract Holder: The person or entity to whom we issue the contract. For participants in either the rollover contract or the 401(a) contract, the contract holder is the trustee of a multiple employer trust approved by the Company to apply for and own the contract as authorized by SUNY. For participants in the voluntary 403(b) contract, the contract holder is SUNY. We may also refer to the contract holder as the contract owner.

D. *The following replaces the "Contract Ownership and Rights" section on page 15 of your Contract Prospectus:*

Who Owns the Contract? For the rollover contract and the 401(a) contract, we issue the contract to a trustee of a multiple employer trust that has applied for and owns the contract as authorized by SUNY and the Company. For the voluntary 403(b) contract, we issue the contract to SUNY.

Who Owns Money Accumulated under the Contract? Under the rollover contract and the 401(a) contract, you have the right to the nonforfeitable value of your employee account and employer account, as determined by the plan administrator in accordance with the terms of the plan.

Under the voluntary 403(b) contract, you have the right to the value of your account.

What Rights Do I Have under the Contract? Under the rollover contract and the 401(a) contract, you may select the investment options to be used for allocations to your employee account and employer account. You may elect an income phase payment if the plan administrator certifies that you are eligible for a distribution and that the form of annuity is permitted under the terms of the plan.

Under the voluntary 403(b) contract, you hold all rights under the contract (including but not limited to those noted above), and may make all elections for your accounts.

E. *The following replaces the "Contract Holder Transaction Expenses subsection" of the "Fee Table" section on page 6 of your Contract Prospectus:*

Early Withdrawal Charge[1]
(as a percentage of amount withdrawn)   5.0%

Loan Interest Rate Spread (per annum)[2]   2.5%

[1] This is a deferred sales charge that applies to voluntary 403(b) contracts only. The early withdrawal charge applies to account values in the Fixed Account and to account values in the subaccounts and the Guaranteed Accumulation Account that were attributable to amounts held in the Fixed Account at any time. The early withdrawal charge reduces over time. These fees may be waived, reduced or eliminated in certain circumstances. See the "Fees" section on page 16 of your Contract Prospectus and section III.G. of this supplement, below.

[2] This is the difference between the rate applied and the rate credited on loans under your contract. See the "Loans" section on page 22 of your Contract Prospectus. Currently the loan interest rate spread is 2.5% per annum.

F. *The following hypothetical examples are added to the Hypothetical Examples found in the "Fee Table" section on page 7 of your Contract Prospectus:*

The following Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract holder transaction expenses, the maximum separate account annual expenses applicable to the particular fund, and fund fees and expenses. These Examples assume you have invested in the voluntary 403(b) contract, and therefore include the impact of early withdrawal charges, where applicable.

<u>*Example 1*</u>*:* The following Examples assume that you invest $10,000 in the contract for the time periods indicated. The Examples also assume that your investment has a 5.0% return each year and assume the **maximum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(A) If you withdraw your entire account value at the end of the applicable time period:				**(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period*:**			
1 Year	**3 Years**	**5 Years**	**10 Years**	**1 Year**	**3 Years**	**5 Years**	**10 Years**
$694	$1,105	$1,431	$2,626	$232	$715	$1,225	$2,626

<u>*Example 2*</u>*:* The following Examples assume that you invest $10,000 in the contract for the time periods indicated. The Examples also assume that your investment has a 5.0% return each year and assume the **minimum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(A) If you withdraw your entire account value at the end of the applicable time period:				**(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period*:**			
1 Year	**3 Years**	**5 Years**	**10 Years**	**1 Year**	**3 Years**	**5 Years**	**10 Years**
$575	$738	$798	$1,283	$107	$334	$579	$1,283

*   This example does not apply if during the income phase a nonlifetime payment option with variable payments is selected and a lump-sum withdrawal is requested within 3 years after payments start. In this case, the lump-sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge as shown in Example A.

G. *The following is added to the "Transaction Fees" subsection of the "Fees" section on page 16 of your Contract Prospectus:*

Early Withdrawal Charge

For voluntary 403(b) contracts only, withdrawals of all or a portion of your Fixed Account value, or account values held in the subaccounts or the Guaranteed Accumulation Account that were attributable to amounts held in the Fixed Account at any time, may be subject to a charge. In the case of a partial withdrawal where you request a specified dollar amount, the amount withdrawn from your account will be the amount you specified plus adjustment for any applicable early withdrawal charge.

Purpose. This is a deferred sales charge. The charge reimburses us for some of the sales and administrative expenses associated with the voluntary 403(b) contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the mortality and expense risk charge, to make up any difference.

Amount. The charge is a percentage of the applicable amount withdrawn. The charge will never be more than 8.5% of your total purchase payments to the account, or the maximum permitted by NASD rules.

The early withdrawal charge applies to:

- Amounts deposited in the Fixed Account and any earnings on such amounts;

- Amounts that came from a subaccount or the Guaranteed Accumulation Account but then transferred to the Fixed Account (and any earnings on such amounts); or

- Amounts that came from the Fixed Account but were then transferred to a subaccount or the Guaranteed Accumulation Account (and any earnings on such amounts).

Early Withdrawal Charge Schedule: [1]

Account Years Completed[2]	Early Withdrawal Charge
Fewer than 3	5.0%
3 or more but fewer than 4	4.0%
4 or more but fewer than 5	3.0%
5 or more but fewer than 6	2.0%
6 or more but fewer than 7	1.0%
7 or more	0.0%

[1] For voluntary 403(b) contracts established with amounts transferred from contracts offered by the Company in connection with Tax Code section 403(b) plans, rather than assessing an early withdrawal charge on the predecessor contract, the early withdrawal charge is based on the number of completed account years since the date of initial payment to the predecessor contract.

[2] An account year is the 12-month period measured from the date we establish your account, or measured from any anniversary of that date.

Waiver. The early withdrawal charge is waived for portions of a withdrawal where one or more of the following apply:

▷ Used to provide payments to you during the income phase;

▷ Paid because of your death before income phase payments begin;

▷ Paid where your account value is $5,000 or less (or, if applicable, as otherwise allowed by the plan for lump-sum cash-outs without participant consent) and no part of the account has been taken as a withdrawal or a loan or used to provide income phase payments within the prior 12 months;

▷ Taken because of the election of a systematic distribution option (See "Systematic Distribution Options" on page 23 of your Contract Prospectus);

▷ Due to your separation from service and attainment of age 55;

▷ Withdrawn due to disability as specified in the Tax Code;

▷ Due to a financial hardship as defined in the Tax Code;

▷ Withdrawn due to the transfer of your account value to another of the retirement products the Company offers under the contract holder's plan, subject to various conditions agreed to by the contract holder and the Company in writing;

▷ Withdrawn to purchase a Company single premium immediate annuity or other contracts allowed by the Company, under the condition that you do not cancel the new contract and obtain a refund during the cancellation period (if you cancel the new contract, we will reinstate the account under the old contract and the amount returned to the account from the new contract may then be withdrawn, subject to any early withdrawal charge that would have applied at the time the new contract was established); or

▷ Made because the Company terminated the account under the circumstances described in the "Other Topics – Account Termination" section on page 36 of your Contract Prospectus.

Severance from Employment. Although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of early withdrawal charges unless the severance from employment would have otherwise qualified as a separation from service prior to the Economic Growth and Tax Relief Reconciliation Act of 2001, and you meet the other requirements set forth in the contract.

Free Withdrawals. If you are between the ages of 59½ and 70½, you may withdraw up to 10% of your account value during each calendar year without being charged a withdrawal fee (not available when a systematic distribution option is in effect). The free withdrawal only applies to the first partial withdrawal you make in each calendar year. The 10% amount will be based on your account value calculated on the valuation date next following our receipt of your request for withdrawal. Outstanding contract loans are excluded from the account value when calculating the 10% free withdrawal amount.

The free withdrawal will not apply:

▷   To a full withdrawal of your account; or
▷   To partial withdrawals due to a default on a contract loan.

H. *The following replaces the "Steps for Making a Withdrawal" subsection of the "Withdrawals" section on page 21 of your Contract Prospectus:*

Steps for Making a Withdrawal. You must:

▷ Select the withdrawal amount.

1) Full Withdrawal: You will receive, reduced by any required tax and redemption fees, if applicable, your account value allocated to the subaccounts, the Guaranteed Accumulation Account (plus or minus any applicable market value adjustment), and the Fixed Account (if available), minus any applicable early withdrawal charge (voluntary 403(b) contracts only), plus the amount available for withdrawal from the Fixed Plus Account (if available).

2) Partial Withdrawal (Percentage or Specified Dollar Amount): You will receive, reduced by any required tax and redemption fees, if applicable, the amount you specify, subject to the value available in your account. However, the amount actually withdrawn from your account will be the amount you specify plus adjustment for any applicable early withdrawal charge (voluntary 403(b) contracts only), and any positive or negative market value adjustment for amounts withdrawn from the Guaranteed Accumulation Account. The amounts available from the Fixed Plus Account may be limited.

For a description of limitations on withdrawals from the Fixed Plus Account (if available), see Appendix II on page 41 of your Contract Prospectus.

▷ Select Investment Options. If not specified, we will withdraw dollars in the same proportion as the values you hold in the various investment options from each investment option in which you have an account value.
▷ Properly complete a disbursement form and submit it to the Service Center at the address listed in "Contract Overview-Questions: Contacting the Company" on page 4 of your Contract Prospectus.

I. *The following is added to the "Withdrawals" section on page 21 of your Contract Prospectus:*

Withdrawal Restrictions from 403(b) Plans. Section 403(b)(11) of the Tax Code generally prohibits withdrawal under voluntary 403(b) contracts prior to your death, disability, attainment of age 59½, severance from employment or financial hardship, of the following:

(1) Salary reduction contributions made after December 31, 1988;
(2) Earnings on those contributions, and;
(3) Earnings during such period on amounts held as of December 31, 1988.

Income attributable to salary reduction contributions and credited on or after January 1, 1989, may not be distributed in the case of hardship.

J. *The following is added to the "Death Benefit" section on page 24 of your Contract Prospectus:*

Guaranteed Death Benefit (Voluntary 403(b) Contracts). The guaranteed death benefit for voluntary 403(b) contracts provides that the death benefit payable under the contract will never be less than the amount of adjusted purchase payments made to your account (as defined below), less a proportional adjustment for amounts withdrawn or borrowed from your account. There is no additional charge for the guaranteed death benefit.

Calculating the Value of the Death Benefit. The death benefit for voluntary 403(b) contracts is guaranteed to be the greater of (a) or (b) as calculated as of the next valuation following our receipt of proof of death and a payment request in good order at the Service Center where:

(a) is the adjusted purchase payment total, which is the sum of all purchase payment(s) to your account, minus a proportional adjustment for withdrawals and amounts taken as a loan, which amount will never be less than zero; or

(b) is the current account value, excluding amounts taken as a loan, plus any positive aggregate market value adjustment (MVA), as applicable.

If the amount of the death benefit in (a) is greater than the amount in (b), the Company will deposit the difference in your account. The amount, if any, will be credited to the ING VP Money Market Portfolio and deposited as of the second valuation (the date of the second close of the New York Stock Exchange) following our receipt of proof of death acceptable to us and a payment request in good order at the Service Center.

If the beneficiary in that situation requests an immediate payment or begins income phase payments, the amount paid will be the current account value, excluding any amounts taken as a loan, plus any positive MVA, as of the third valuation (the date of the third close of the New York Stock Exchange) following our receipt of proof of death acceptable to us and a payment request in good order at the Service Center.

If the amount of the death benefit in (a) is less than the amount in (b), and the beneficiary requests an immediate payment or begins income phase payments, the amount paid will be the current account value, excluding any amounts taken as a loan, as of the second valuation (the date of the second close of the New York Stock Exchange) following our receipt of proof of death acceptable to us and a payment request in good order at the Service Center.

In the event a beneficiary elects to defer distribution of the death benefit, the amount paid to the beneficiary when the beneficiary elects to begin distribution of the death benefit will equal the current account value, excluding any amounts taken as a loan, as of the next valuation (the date of the next close of the New York Stock Exchange) following our receipt of the distribution request. The amount paid may be more or less than the amount of the death benefit determined above on the date notice of death and an election to defer payment was received. No additional death benefit is payable upon the beneficiary's death.

Calculating Adjusted Purchase Payments. The adjusted purchase payment total above is initially equal to the first purchase payment. The adjusted purchase payment total is then adjusted for each subsequent purchase payment, loan repayment, or partial withdrawal. The adjustment for subsequent purchase payments and loan repayments will be dollar for dollar. The adjustment for partial withdrawals will be proportionate, reducing the adjusted purchase payment total in the same proportion that the current account value, excluding any amounts taken as loans, was reduced on the date of the partial withdrawal. The proportionate adjustment of the adjusted purchase payment total for each partial withdrawal is defined as the adjusted purchase payment total at that time, multiplied by the fraction A divided by B (A/B), where:

  (a) A is the current account value, excluding amounts taken as a loan, immediately after the partial withdrawal; and

  (b) B is the current account value, excluding amounts taken as a loan, before the partial withdrawal.

K. *The following subsection is added to "The Income Phase" section on page 26 of your Contract Prospectus:*

Minimum Payment Amounts (Voluntary 403(b) Contracts). For voluntary 403(b) contracts only, the income phase payment option selected must result in one or both of the following:

 ▷ A first income phase payment of at least $50 per month; or
 ▷ Total yearly income phase payments of at least $250.

If your account value is too low to meet these minimum payment amounts, you must elect a lump-sum payment.

We reserve the right to increase the minimum first payment amount, if allowed by state law, based on increases reflected in the Consumer Price Index – Urban (CPI-U) since July 1, 1993.

L. *The following subsection is added to the "Other Topics" section on page 36 of your Contract Prospectus:*

Account Termination

Under the voluntary 403(b) contracts, we reserve the right to terminate an individual account if the account value is less than $1,999, provided this account value is not due to negative investment performance, and provided that no purchase payments have been received within the previous thirty-six months. We will notify your or the contract holder 90 days prior to terminating the account. If we exercise this right, we will not deduct an early withdrawal charge.

M. *The following section is added to the "Taxation" section on page 31 of your Contract Prospectus:*

Taxation of Voluntary 403(b) Contracts. Effective upon the approval of the group contract holder, which is expected to be on or about February 15, 2007, the contracts are available as voluntary Tax Code section 403(b) tax-deferred annuities that accept salary deferrals. The following information is specific to the taxation of these voluntary 403(b) contracts.

In July 2007, the Treasury Department issued final regulations that are generally effective January 1, 2009. These final regulations may be relied upon prior to that date as long as reliance is on a reasonable and consistent basis. We reserve the right to modify the contracts to comply with these regulations where allowed, or where required by law. The final regulations include: (a) a written plan requirement; (b) the ability to terminate a 403(b) plan, which would entitle a participant to a distribution; (c) the replacement of IRS Revenue Ruling 90-24 with new exchange rules effective September 25, 2007 and requiring information sharing between the 403(b) plan sponsor and the product provider as well as new plan-to-plan transfer rules (under these new exchange and transfer rules, the 403(b) plan sponsor can elect not to permit exchanges or transfers); and (d) new distribution rules for 403(b)(1) annuities that would impose withdrawal restrictions on non-salary reduction contribution amounts in addition to salary reduction contribution amounts, as well as other changes.

In addition to being offered as an investment option under the contract, shares of the Evergreen Special Values Fund are also offered for sale directly to the general public. In order to qualify for favorable tax treatment under Tax Code section 403(b), a contract must be considered an "annuity." In Revenue Procedure 99-44, the IRS concluded that it will treat a contract as an annuity for tax purposes under Tax Code section 403(b), notwithstanding that contract premiums are invested at the contract holder's direction in publicly available securities. This treatment will be available provided no additional tax liability would have been incurred if the contribution was paid into a trust or a custodial account in an arrangement that satisfied the requirements of Tax Code section 401(a) or 403(b)(7)(A). We believe that the contracts satisfy the requirements set forth in Revenue Procedure 99-44 and will therefore be treated as an annuity for tax purposes, notwithstanding the fact that investments may be made in publicly available securities. However, the exact nature of the requirements of Revenue Procedure 99-44 is unclear, and you should consider consulting with a tax adviser before electing to invest in a fund that is offered for sale to the general public.

Contributions
In order to be excludable from gross income for federal income tax purposes, total annual contributions to 403(b) plans are limited by the Tax Code. We provide general information on these requirements below. You should consult with your tax adviser in connection with contributions to the voluntary 403(b) contract.

The total annual contributions by you and your employer cannot exceed, generally, the lesser of 100% of your compensation or $45,000. Compensation means your compensation for the year from the employer sponsoring the plan and, for years beginning after December 31, 1997, includes any elective deferrals under Tax Code section 402(g) and any amounts not includible in gross income under Tax Code sections 125 or 457.

This limit applies to your contributions as well as to any contributions made by your employer on your behalf. An additional requirement limits your salary reduction contributions to a 403(b) plan to generally no more than $15,500. Contribution limits are subject to annual adjustments for cost-of-living increases. Your own limit may be higher or lower, depending upon certain conditions.

Contributions, purchase payments to your account(s) will generally be excluded from your gross income.

Catch-up Contributions. Notwithstanding the contribution limits noted above, a participant in a 403(b) plan who is at least age 50 by the end of the plan year may contribute an additional amount not to exceed the lesser of:

(a) $5,000; or
(b) The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

Additional catch-up provisions may be available. For advice on using a catch-up provision, please consult with your tax adviser.

Distributions - General

Certain tax rules apply to distributions from the voluntary 403(b) contracts. A distribution is any amount taken from a contract including withdrawals, income phase payments, rollovers, exchanges and death benefit proceeds. We report the taxable portion of all distributions to the IRS.

All distributions from 403(b) plans are taxed as received unless one of the following is true:

▷ The distribution is an eligible rollover distribution and is rolled over to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code;
▷ You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
▷ The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

A payment is an eligible rollover distribution unless it is:

▷ Part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
▷ A required minimum distribution under Tax Code section 401(a)(9);
▷ A hardship withdrawal;
▷ Otherwise excludable from income; or
▷ Not recognized under applicable regulations as eligible for rollover.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a contract used with a 403(b) plan unless certain exceptions, including one or more of the following, have occurred:

a) You have attained age 59½;
b) You have become disabled, as defined in the Tax Code;
c) You have died and the distribution is to your beneficiary;
d) You have separated from service with the sponsor at or after age 55;
e) The distribution amount is rolled over into another eligible retirement plan or to an IRA in accordance with the terms of the Tax Code;
f) You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;
g) The distribution is made due to an IRS levy upon your plan;
h) The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order (QDRO); or
i) The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006.

In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Distribution of amounts restricted under Tax Code section 403(b)(11) may only occur upon your death, attainment of age 59½, severance from employment, disability or financial hardship. Such distributions remain subject to other applicable restrictions under the Tax Code.

If, pursuant to Revenue Ruling 90-24, the Company agrees to accept amounts transferred from a Tax Code section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Tax Code section 403(b)(7)(A)(ii).

Special Hurricane-Related Relief. The Katrina Emergency Tax Relief Act and the Gulf Opportunity Zone Act provide tax relief to victims of Hurricanes Katrina, Rita and Wilma. The relief includes a waiver of the 10% penalty tax on qualified hurricane distributions from eligible retirement plans, including 403(b) plans. In addition, the 20% mandatory withholding rules do not apply to these distributions and the tax may be spread out ratably over a three-year period. A recipient of qualified hurricane distribution may also elect to re-contribute all or a portion of the distribution to an eligible retirement plan within three (3) years of receipt without tax consequences. Other relief may also apply. You should consult a competent tax adviser for further information.

Lifetime Required Minimum Distributions
To avoid certain tax penalties, you and any designated beneficiary must meet the required minimum distribution requirements imposed by the Tax Code. These rules dictate the following:

▷ Start date for distributions;
▷ The time period in which all amounts in your contract(s) must be distributed; and
▷ Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½ or retire, whichever occurs later, unless the Company maintains separate records of amounts held as of December 31, 1986. In this case distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75 or retire, if later. However, if you take any distributions in excess of the minimum required amount, then special rules require that the excess be distributed from the December 31, 1986 balance.

Time Period. We must pay out distributions from the contract over a period not extending beyond one of the following time periods:

▷ Over your life or the joint lives of you and your designated beneficiary; or
▷ Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required minimum distribution must be calculated in accordance with Tax Code Section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of any other benefits provided under the account, such as guaranteed death benefits.

50% Excise Tax. If you fail to receive the required minimum distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Further information regarding required minimum distributions may be found in your contract or certificate.

Required Distributions Upon Death
Different distribution requirements apply after your death, depending upon if you have begun receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract or certificate.

If your death occurs on or after you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code section 401(a)(9) provides specific rules for calculating the minimum required distributions at your death.

If your death occurs before you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you died on September 1, 2007, your entire balance must be distributed to the designated beneficiary by December 31, 2012. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made within one of the following timeframes:

▷ Over the life of the designated beneficiary; or
▷ Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:

▷ December 31 of the calendar year following the calendar year of your death; or
▷ December 31 of the calendar year in which you would have attained age 70½.

No Designated Beneficiary. If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar year containing the fifth anniversary of the contract holder's death.

Withholding

Any taxable distributions under the contract are generally subject to withholding. Federal income tax liability rates vary according to the type of distribution and the recipient's tax status.

Generally, distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

Non-resident Aliens. If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status.

Assignment and Other Transfers

Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:

▷ A plan participant as a means to provide benefit payments;
▷ An alternate payee under a qualified domestic relations order in accordance with Tax Code section 414(p); or
▷ The Company as collateral for a loan.

APPENDIX A
FIXED ACCOUNT

The Fixed Account is an investment option available during the accumulation phase under the voluntary 403(b) contract. Amounts allocated to the Fixed Account are held in the Company's general account which supports insurance and annuity obligations. The Fixed Account is only available under installment purchase payment contracts.

> Additional information about this option may be found in the contract.

General Disclosure. Interests in the Fixed Account have not been registered with the SEC in reliance on exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus about the Fixed Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Appendix regarding the Fixed Account has not been reviewed by the SEC.

Interest Rates. The Fixed Account guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Among other factors, the safety of the interest rate guarantees are based on the claims-paying ability of the Company. Amounts applied to the Fixed Account will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Account will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield. There may be multiple interest rates in effect under the contract at any given time.

Our determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Charges. We do not make deductions from amounts in the Fixed Account to cover mortality and expense risks. We consider these risks when determining the credited rate. If you make a withdrawal from amounts in the Fixed Account, an early withdrawal charge may apply. (See section III.G. of this supplement.)

Transfers. During the accumulation phase, you may transfer account dollars from the Fixed Account to any other available investment option. There is no limit on the number of transfers that you can make out of the Fixed Account in a calendar year. However, we only allow you to transfer amounts which equal your account value in the Fixed Account multiplied by the current maximum percentage of the transfer allowed (the "window") minus any previous transfers you made from this option during the calendar year. We will waive the transfer limit when your account value in the Fixed Account is $1,000 or less.

Income Phase. By notifying the Service Center at least 30 days before income payments begin, you may elect to have amounts transferred to one or more of the subaccounts available during the income phase to provide variable payments.

Contract Loans. Contract loans may be made from pre-tax account values held in the Fixed Account.